Exhibit 12.1

NAVIENT CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

	Years Ended December 31,					Three Months Ended Mar 31,
	2014	2015	2016	2017	2018	2018	2019
Income before income taxes	$1,818	$1,580	$1,108	$764	$528	$162	$164
Add: Fixed charges	2,066	2,077	2,445	2,975	3,672	844	950
Total earnings	$3,884	$3,657	$3,553	$3,739	$4,200	$1,006	$1,114
Interest expense	$2,063	$2,074	$2,441	$2,971	$3,668	$843	$949
Rental expense, net of income	3	3	4	4	4	1	1
Total fixed charges	2,066	2,077	2,445	2,975	3,672	844	950
Preferred stock dividends	10	-	—	—	—	—	—
Total fixed charges and preferred stock dividends	$2,076	$2,077	$2,445	$2,975	$3,672	$844	$950
Ratio of earnings to fixed charges(1)	1.88	1.76	1.45	1.26	1.14	1.19	1.17
Ratio of earnings to fixed charges and preferred stock dividends(1)	1.87	1.76	1.45	1.26	1.14	1.19	1.17

(1) For purposes of computing these ratios, earnings represent income (loss) from continuing operations before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.